SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Companhia Aberta

MARKET COMMUNICATION

Gafisa S.A. (Bovespa, GFSA3; NYSE, GFA) (“Company” or “Gafisa”) has announced that the distribution record date for the capital reduction in Brazil (“Capital Reduction Record Date”) to determine holders of Gafisa shares entitled to receive a distribution of the capital reduction (“Capital Reduction”) that will distribute Tenda common shares representing 50% of Tenda’s capital stock is scheduled to occur on a business day in São Paulo, Brazil, following the end of the 60-day period set forth in Article 174 of Brazilian Corporate Law, and that the Capital Reduction Record Date will be specified in the capital reduction notice to be issued by Gafisa following the end of such 60-day period and the Capital Reduction Record Date is expected to be on or about April 27, 2017.

Citibank, N.A., as depositary for the Gafisa American Depositary Shares (“ADSs”) and for the Gafisa Global Depositary Shares (“GDSs”), has announced that the Capital Reduction Record Date to determine holders of Gafisa ADSs and Gafisa GDSs (“Holders”) entitled to receive the Capital Reduction will be the close of business in NY on the same date that is established as the Capital Reduction Record Date in Brazil, and is expected to be on or about April 27, 2017.

The New York Stock Exchange has informed Citibank, N.A. that it will not formally establish an “ex” date for the Gafisa ADSs in connection with the Capital Reduction.  Holders and investors should take note that only Holders as of close of business in NY on the Capital Reduction Record Date, which is expected to be on or about April 27, 2017, will be entitled to receive the distribution of the Capital Reduction. As a result, any Holders who sell their Gafisa ADSs or Gafisa GDSs before the Capital Reduction Record Date, and whose sales of such securities settle before the close of business in NY on such date will not be entitled to receive the distribution of the Capital Reduction.  Similarly, investors who purchase Gafisa ADSs or Gafisa GDSs before the Capital Reduction Record Date, and whose purchases of such securities settle after the close of business in NY on such date will not be entitled to receive the distribution of the Capital Reduction.

The terms of the distribution of the Capital Reduction are described in Tenda Information Statement, which was filed by Gafisa with the US Securities and Exchange Commission (SEC) under cover of Form 6-K, and may be retrieved from the SEC’s website (www.sec.gov), CVM’s website (www.cvm.gov.br) and the Company’s website (www.gafisa.com.br/ir).

São Paulo, April 19, 2017.

André Bergstein
Investor Relation Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 19, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer